

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Ira Robbins
Chief Executive Officer
Valley National Bancorp
One Penn Plaza
New York, NY 10119

Re: VALLEY NATIONAL BANCORP

Dear Mr. Robbins:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal period ending December 31, 2021

Selected Performance Indicators, page 43

1.   We note that you disclose net income, as adjusted, total non-interest expense, as adjusted, total non-interest income, as adjusted and gross operating income, as adjusted. These adjusted measures appear to be non-GAAP measures. Please address the following in future filings:

   • Identify and label these measures as non-GAAP as required by Item 10(e)(1)(i) of Regulation S-K and provide all the disclosures in Item 10(e)(1)(i)(A-D) related to all non-GAAP indicators;
   • Identify net interest income in your gross operating income reconciliation as a GAAP measure, "as reported", consistent with your other non-GAAP disclosures; and;
   • Consider including a separate 'non-GAAP' section in future filings that houses all non-GAAP disclosures included in the document.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance